HALL & ROMKEMA FINANCIAL SERVICES, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015

Net Capital	
Total Members' Equity	$ 328,629
Other Deductions	(208,009)
Haircuts on Securities	(2,084)
Net Capital	$ 118,536
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable	$ 3,341
Total Aggregate Indebtedness	$ 3,341
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 113,536
Excess Net Capital at 1000%	$ 112,536
Ratio: Aggregate Indebtedness to Net Capital	0.02819 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2015)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 118,536
Net Capital per Above	$ 118,536

See auditors' report on supplementary information.